UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2025

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Entry into Subscription Agreements

On September 29, 2025, the Registrant issued the Interim Financial Report for the Six Months Ended June 30, 2025 (the “Interim Financial Report”). A copy of the Interim Financial Report is attached to this Report as exhibit 99.1.

On September 29, 2025, the Registrant issued a press release (the “Press Release”) to report its unaudited 2025 first-half financial results and provide a corporate update. A copy of the Press Release is furnished as Exhibit 99.2 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Financial Report.
99.2	Press Release, dated September 29, 2025
101.INS XBRL	Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH XBRL	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: September 29, 2025	By:	/s/ Frédéric Cren
		Name	Frédéric Cren
		Title:	Chief Executive Officer